Communications Systems, Inc.

10900 Red Circle Drive

Minnetonka, Minnesota 55343

January 31, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Communications Systems, Inc.
Registration Statement on Form S-4, as amended
File No. 333-260999

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Communications Systems, Inc. hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 4:00 p.m. Eastern Time on Thursday, February 3, 2022, or as soon as practicable thereafter.

If you have any questions regarding this request, please contact April Hamlin of Ballard Spahr LLP, counsel to the Company, at (612) 371-3211. In addition, please notify Ms. Hamlin when this request for acceleration has been granted.

Sincerely,

COMMUNICATIONS SYSTEMS, INC.

/s/ Mark D. Fandrich

Mark D. Fandrich

Chief Financial Officer